SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADEZA BIOMEDICAL CORPORATION

(Name of Subject Company (Issuer))

CYTYC CORPORATION

AUGUSTA MEDICAL CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	006864 10 2
(Titles of classes of securities)	(CUSIP number of class of securities)

Patrick J. Sullivan

Chairman, President and Chief Executive Officer

Cytyc Corporation

250 Campus Drive, Marlborough, MA 01752

Tel: (508) 263-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Joseph E. Gilligan

Joseph G. Connolly, Jr.

Hogan & Hartson L.L.P.

Columbia Square

555 Thirteenth Street, N.W.

Washington, DC 20004-1109

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$496,745,664	$53,152

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,697,736 shares of common stock, par value $0.001 per share, of Adeza, at a purchase price of $24.00 per share. Such number of shares consists of, as of February 9, 2007, (i) 17,549,299 shares of common stock issued and outstanding and (ii) 3,148,437 shares of common stock that may be issued pursuant to all outstanding options and warrants to acquire Adeza shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.000107 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

AMENDMENT NO. 3 TO SCHEDULE TO

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2007, by (i) Cytyc Corporation, a Delaware corporation (“Cytyc”), and (ii) Augusta Medical Corporation, a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Cytyc, relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Adeza Biomedical Corporation, a Delaware corporation (“Adeza”), at a purchase price of $24.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Items 1-11.

Items 1, 4, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Depositary has advised Cytyc that, as of March 21, 2007, more than 92 percent of Adeza’s issued and outstanding Shares have been validly tendered in the Offer. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer. The subsequent offering period for any and all remaining outstanding Adeza Shares will expire at 12:00 midnight, New York City time, on Friday, March 30, 2007.

“All shares validly tendered during this subsequent offering period will be immediately accepted by the Purchaser and the tendering stockholders will be promptly paid after acceptance. The same $24.00 per Share price offered in the initial offering period will be paid during the subsequent offering period. Shares tendered during the subsequent offering period cannot be delivered by the guaranteed delivery procedure and may not be withdrawn.

“The Purchaser intends to complete the acquisition of Adeza through a short form merger promptly after the expiration of the subsequent offering period. In the short form merger, all outstanding Shares not purchased by the Purchaser in the Offer, and not held by a holder who demands appraisal rights for such Shares under the Delaware General Corporation Law, will be converted into the right to receive $24.00 per share in cash.

“On March 22, 2007, Cytyc issued a press release announcing the results of the Offer as of March 21, 2007. The full text of the March 22, 2007 press release is attached as Exhibit (a)(1)(L) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Statement is amended and supplemented by adding the following:

“(a)(1)(L) Press Release issued by Cytyc on March 22, 2007.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA MEDICAL CORPORATION

By:	/s/ Patrick J. Sullivan
Name: Title:	Patrick J. Sullivan President

CYTYC CORPORATION

By:	/s/ Patrick J. Sullivan
Name: Title:	Patrick J. Sullivan Chairman, President and Chief Executive Officer

Date: March 22, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of February 16, 2007.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press Release issued by Cytyc on February 12, 2007 (incorporated by reference to the Schedule TO-C filed by Cytyc with the SEC on February 12, 2007).

(a)(1)(H)	Transcript of a conference call held by Cytyc on February 12, 2007 (incorporated by reference to the Schedule TO-C filed by Cytyc with the SEC on February 13, 2007).

(a)(1)(I)	Summary Advertisement published on February 16, 2007.*

(a)(1)(J)	Press Release issued by Cytyc on March 14, 2007.*

(a)(1)(K)	Press Release issued by Cytyc on March 19, 2007.*

(a)(1)(L)	Press Release issued by Cytyc on March 22, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2007, among Cytyc, the Purchaser and Adeza (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cytyc with the SEC on February 13, 2007).

(d)(2)	Form of Stockholder Agreement (Tender).*

(d)(3)	Form of Stockholder Agreement (Non-Tender).*

(d)(4)	Confidentiality Agreement, dated as of January 26, 2007, by and between Adeza and Cytyc.*

*	Previously filed